UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K/A

(Amendment No. 1)

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2019

Commission File Number 001-35400

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 Just Energy Group Inc.

(Translation of registrant's name into English)

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6345 Dixie Road, Suite 200, Mississauga, Ontario, Canada, L5T 2E6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F ☐           Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Explanatory Note

On May 22, 2019, Just Energy Group Inc. (the “Registrant”) filed a Report of Foreign Private Issuer on Form 6-K (the “Initial 6-K”). The Initial 6-K inadvertently omitted the following reports: (i) Management's responsibility for financial reporting; (ii) Management's report on internal control over financial reporting; and (iii) Reports of independent registered public accounting firm, each dated May 15, 2019, to be included in the Initial 6-K as part of Exhibit 99.1 – Financial Statements. These reports are being filed herewith, together with the Audited Consolidated Financial Statements for the year ended March 31, 2019.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1**	Financial Statements

99.2*	Management Discussion and Analysis

* Previously filed

** Filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JUST ENERGY GROUP INC.
(Registrant)

Date: May 31, 2019	By:	/s/ JONAH T. DAVIDS
	Name:	Jonah T. Davids
	Title:	EVP, General Counsel and Corporate Secretary